[Letterhead of Luse Gorman Pomerenk & Schick]

(202) 274-2007	nquint@luselaw.com

November 14, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Territorial Bancorp Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 101 of Regulation S-T and on behalf of Territorial Bancorp Inc. (the “Registrant”), we are transmitting by EDGAR under the Securities Act of 1933 (the “Securities Act”) the Registrant’s Registration Statement on Form S-1, including exhibits (the “Registration Statement”). The registration fee of $4,938 has been calculated in accordance with Section 6(b) of the Securities Act and Rule 457 promulgated thereunder, and was transmitted to the Securities and Exchange Commission by wire transfer in accordance with Rule 13 of Regulation S-T.

The Registration Statement relates to the issuance by the Registrant of its shares of common stock, par value $0.01 per share, in connection with the conversion of Territorial Mutual Holding Company from the mutual to the stock form of organization. Territorial Mutual Holding Company, a federal mutual holding company, is currently the mutual holding company of Territorial Savings Bank, a federally chartered savings bank. Upon completion of the conversion, which is subject to approval by the Office of Thrift Supervision, the Registrant will be the new holding company for Territorial Savings Bank.

Securities and Exchange Commission

November 14, 2008

If you have any questions or comments, please contact the undersigned at (202) 274-2007 or Lawrence M.F. Spaccasi of this firm at (202) 274-2037.

Very truly yours,

/s/ Ned Quint

Ned Quint

Enclosures

cc:	Allan S. Kitagawa, Chairman of the Board, President and

    Chief Executive Officer, Territorial Savings Bank

Lawrence M.F. Spaccasi, Esq.